Exhibit (a)(5)(D)

IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS
COUNTY DEPARTMENT, CHANCERY DIVISION

JOHN LEVIN, individually and on behalf of all others similarly situated,

Plaintiff,

v.

LAWRENCE S. BARKER, JOSEPH A. BEATTY, BETSY BERNARD, BRIAN J. CLUCAS, JOHN W. HANDY, JEFFREY JACOBOWITZ, M. BRIAN MCCARTHY, AVISTA CAPITAL PARTNERS III, L.P., AVISTA CAPITAL PARTNERS (OFFSHORE) III, L.P., ACP TOWER HOLDINGS, LLC, ACP TOWER MERGER SUB, INC., and TELULAR CORPORATION

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	Case No.: 2013C1111977 CALENDAR/ROOM 02 TIME 00:00 Class Action

CLASS ACTION COMPLAINT
FOR BREACH OF FIDUCIARY DUTY

Plaintiff John Levin (“Plaintiff’), by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

1.                                    Plaintiff brings this action on behalf of himself and the public stockholders of Telular Corporation, (“Telular” or the “Company”) against Defendants Telular and its Board of Directors (the “Board”) seeking equitable relief for their breaches of fiduciary duty and other violations of state law arising out of a proposed transaction in which Defendants Avista Capital Partners III, L.P., Avista Capital Partners (Offshore) HI, L.P., ACP Tower Holdings, LLC, and ACP Tower Merger Sub, Inc. (collectively “ACP”) plan to acquire all the outstanding shares of Telular through a cash tender offer by means of an unfair process and for an unfair price of

$12.61 per share (the “Proposed Transaction”). The Proposed Transaction is valued at approximately $253 million, including the assumption of the Company’s outstanding debt.

2.                                    Plaintiff alleges that the Individual Defendants (defined herein) breached their fiduciary duties by agreeing to the Proposed Transaction. The Individual Defendants failed to fulfill their most basic obligation to ensure that Telular’s stockholders receive the highest reasonably available value for their shares of Telular stock in a change of control transaction. As such, Plaintiff and the other public stockholders of Telular common stock are entitled to enjoin the Proposed Transaction or, alternatively, to recover damages in the event that the transaction is consummated. This action also seeks to enjoin ACP from continuing to aid and abet the Board’s breaches of fiduciary duty.

3.                                    The Proposed Transaction does not offer a meaningful premium to Telular’s public stockholders, as the consummation of the Proposed Transaction will divest them of an interest in Telular and, consequently, deprive them of the opportunity to share in the Company’s profits as its prospects materialize or demand a premium for a sale of control in the future. Evidencing that the market views the offered price as inadequate, shares of Telular have closed above the $12.61 per share price contemplated by the Proposed Transaction for five consecutive days following the announcement of the transaction. Indeed, shares of Telular closed as high as $12.77 per share on April 30, 2013.

4.                                    Furthermore, as detailed below, the Board subjected the Company to a slew of deal protections, including a potential $8.2 million termination fee, a favorable top-up option, and a no-solicitation clause, limiting the Individual Defendants’ ability to negotiate a higher bid for Telular stock.

5.                                    For these reasons and others set forth in detail herein, the members of the Board have violated the fiduciary duties of loyalty and due care they owe to Plaintiff and Telular’s other public shareholders in pursuing a sale of the Company and ACP has aided and abetted such breaches.

6.                                    Accordingly, Plaintiff seeks to enjoin the Proposed Transaction unless and until the Board properly discharges its fiduciary duties and all Defendants cease promoting further breaches.

JURISDICTION AND VENUE

7.                                    This Court has jurisdiction pursuant to Illinois Const., Art. 6 ¶9 and 805 ILCS 5/7.80. The amount in controversy, exclusive of interests and costs, exceeds the jurisdictional minimum of this Court.

8.                                    This court has jurisdiction over Telular because the Company conducts business in Illinois, and it has at all relevant times been located at 311 South Wacker Drive, Suite 4300, Chicago, Illinois 60606-6622

9.                                    This action is not removable under the Securities Litigation Uniform Standard Act (“SLUSA”), 15 U.S.C. § 78bb(f), because this action is based upon the statutory or common law of the State of Delaware.

10.                            Venue is proper in this Court because the conduct at issue took place and has an effect in this county, and Telular and certain of the other Defendants do business in this County.

PARTIES

11.                            Plaintiff is, and has been at all relevant times, the owner of shares of Telular common stock.

12.                            Telular is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal corporate offices at 311 South Wacker Drive, Suite 4300,

Chicago, Illinois 60606-6622. Telular provides remote monitoring and asset tracking solutions for business and residential customers, enabling security systems and industrial applications to exchange actionable information wirelessly, typically through cellular and satellite technology. Telular is traded on the NASDAQ stock exchange under the ticker “WRLS.”

13.                            Defendant Lawrence S. Barker (“Barker”) has been a director of the Company since 2004. Barker is also the Chairman of Telular’s Nominating and Governance Committee and a member of its Audit Committee.

14.                            Defendant Joseph A. Beatty (“Beatty”) has served as President, Chief Executive officer (“CEO”) and a director of Telular since January 1, 2008. Prior to that. Beatty was Executive Vice President of Telular since April 2007 and Chief Financial Officer and Secretary of the Company since May 2007. On January 31, 2013, Telular announced that Beatty will be departing for personal reasons. Beatty has agreed to remain as President and CEO of Telular until the closing of the Proposed Transaction.

15.                            Defendant Betsy Bernard (“Bernard”) has been a director of the Company since 2007. Bernard also serves as the non-executive Chairperson of the Board, and as a member of Telular’s Compensation Committee.

16.                            Defendant Brian J. Clucas (“Clucas”) has been a director of the Company since 2003. Clucas is also Chairman of Telular’s Audit Committee and a member of its Nominating and Governance Committee.

17.                            Defendant John W. Handy (“Handy”) has been a director of the Company since 2012. Handy is also a member of Telular’s Compensation Committee and Nominating and Governance Committee.

18.                            Defendant Jeffrey Jacobowitz (“Jacobowitz”) has been a director of the Company since 2009. Jacobowitz is also a member of Telular’s Audit Committee and Nominating and Governance Committee.

19.                            Defendant M. Brian McCarthy (“McCarthy”) has been a director of the Company since 2007. McCarthy is also the Chairman of Telular’s Compensation Committee and a member of its Audit Committee.

20.                            Defendants Barker, Beatty, Bernard, Clucas, Handy, Jacobowitz and McCarthy are collectively referred to as the “Individual Defendants.”

21.                            The Individual Defendants, by reason of their corporate directorship and/or executive positions, stand in a fiduciary position relative to the Company’s shareholders, which, at all times relevant herein, required the Individual Defendants to exercise their best judgment, and to act in a prudent manner and in the best interests of the Company’s shareholders.

22.                            Each Individual Defendant owed and owes Telular and its public shareholders fiduciary duties and were and are required to: further the best interests of Telular and its public shareholders; undertake an adequate evaluation of the Company’s worth as to potential merger/acquisition candidates; maximize the financial compensation for Telular shareholders; refrain from abusing their positions of control; refrain from favoring their own interests at the expense of Telular and its shareholders; only consent to transactions that are in the financial interest of the Company’s shareholders; and act in the utmost good faith in carrying out their obligations to shareholders with due care and information.

23.                            Defendants Avista Capital Partners III, L.P., a Delaware limited partnership, and Avista Capital Partners (Offshore) III, L.P., a Bermuda limited partnership, are both affiliates of Avista Capital Partners - a leading private equity firm with over $5 billion under management and offices in New York, Houston and London. Avista Capital Partners’ strategy is to make controlling or influential minority investments in growth-oriented energy, healthcare, communications & media, industrials, and consumer businesses. The headquarters of Avista Capital Partners is located at 65 East 55th Street, 18th Floor, New York, New York 10022.

24.                            Defendant ACP Tower Holdings, LLC, a Delaware limited liability company, is an affiliate of Avista Capital Partners formed to effectuate the Proposed Transaction.

25.                            Defendant ACP Tower Merger Sub, Inc., a Delaware corporation, is a wholly-owned subsidiary of ACP Tower Holdings, LLC formed to effectuate the Proposed Transaction.

26.                            The Individual Defendants, Telular. and ACP are sometimes collectively referred to hereinafter as the “Defendants.”

CLASS ACTION ALLEGATIONS

27.                            Plaintiff brings this action on his own behalf and as a class action on behalf of all stockholders of the Company, except Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants, who will be threatened with injury arising from Defendants’ actions as are described more fully below (the “Class”).

28.                            This action is properly maintainable as a class action.

29.                            The Class is so numerous that joinder of all members is impracticable. Plaintiff believes that the Company has thousands of stockholders who are scattered throughout the United States. As of February 4, 2013, according to a Form 10-Q filed by the Company with the United States Securities and Exchange Commission (“SEC”) on February 11, 2013, there were 17,185,542 shares of Telular common stock outstanding.

30.                            There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a)                               whether the Individual Defendants have breached their fiduciary duties owed by them to Plaintiff and other members of the Class, including their duties of loyalty and due care;

(b)                              whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class, in connection with the Proposed Transaction;

(c)                               whether the Individual Defendants have impeded or erected barriers to discourage other strategic alternatives including, but not limited to, offers from interested parties for the Company or its assets;

(d)                             whether one or more of the Individual Defendants has engaged in a plan and scheme to enrich oneself at the expense of Telular’s shareholders;

(e)                               whether Plaintiff and the other members of the Class are being and will continue to be injured by the wrongful conduct alleged herein; and

(f)                                whether Telular and ACP are aiding and abetting the wrongful acts of the Individual Defendants.

31.                            Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

32.                            The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class, which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

33.                            Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

Background

34.                            Telular was established in 1986 when it acquired the intellectual property rights for its wireless terminal technology. Today, it creates solutions based on the development of multi-faceted software systems that work with specialized wireless terminals to provide integrated event monitoring and reporting services for machine-to-machine (“M2M”) applications. M2M applications typically involve outfitting equipment with sensors and remotely reading those sensors to monitor or control such equipment in areas such as supply chain management, security monitoring, vehicle and equipment tracking and many other commercial and industrial applications.

35.                            Telular’s substantial experience with wireless networking evolved from its original focus on developing fixed wireless products for use in North America and in developing countries around the world. Strategically, Telular is focused on M2M market segments in which Telular can create a differentiated service offering which will allow it to earn recurring revenue as opposed to the non-recurring revenue generated by a one-time product sale. In total, 99% of Telular’s revenues are derived from customers within the United States.

36.                            Telular operates in two segments for financial reporting purposes, Event Monitoring (“EM”) and Asset Tracking (“AT”), and currently provides three main services: Telguard, SkyBitz, and TankLink. Telular’s Telguard solution supports residential and commercial security dealers and generates a majority of Telular’s revenue. The Telguard solution includes a specialized terminal unit that interfaces with commercial security control panels and then communicates with Telular’s event processing servers to provide real-time transport of alarm signals from residential and commercial locations to a security service company’s central monitoring station. SkyBitz is Telular’s second largest line of business in terms of revenue and involves using a wireless device, wireless service and software to track the location and condition of large, unpowered assets (most commonly, truck trailers). Telular’s TankLink solution combines a specially designed wireless communicator, wireless data services and a web-based application into a single offering which allows end-users to remotely monitor the level of product contained in a given tank vessel.

Telular’s Tremendous Performance and Promising Future

37.                            Telular stock has been steadily going up over the past few years, increasing by more than 406% in a little over two and a half years.

38.                            The steady increase in Telular’s stock price is backed by continuous positive financial results. On November 10, 2011, the Company announced its fourth quarter and full year 2011 financial results, citing $50.5 million in revenues for the full year 2011, a 6.6% increase compared to the prior year period. The Company also reported a 51% increase in fiscal 2011 net income before non-cash items, compared to prior year, a 13% growth in recurring service revenue year-over-year, and declared a 10% increase in the regular quarterly dividend to $0.11 per share.

39.                            Commenting on these positive results, Defendant Beatty stated:

A majority of our revenue is recurring, as we continue to grow service revenues, thereby providing great stability to our earnings. Moreover, the contribution from our TankLink service revenues is evidence that we can successfully add new M2M revenue streams while continuing our trend of profitable growth.

We are pleased with our fourth quarter results, which highlight the strong growth trends we have experienced throughout 2011. During the quarter, we grew service revenues, up 13% year-over-year, as well as delivered Telguard unit sales that exceeded the high end of our unit guidance. Importantly, on the one year anniversary of when we first declared an initial quarterly dividend, we are reinforcing our commitment to shareholders by increasing our regular dividend payment by 10% this quarter.

(Emphasis added).

40.                            Jonathan Charak (“Charak”). Chief Financial Officer of Telular, added:

In 2011, we executed on our strategy of driving growth in our Telguard and TankLink businesses and remained focused on profitability - exceeding our guidance for net income before non-cash items. We have succeeded in delivering higher service margins in 2011 as a result of our more profitable customer mix and an improved cellular service agreement with our primary carrier. Looking into 2012, we plan to make targeted investments in new sales and service personnel as well as product promotions, designed both to accelerate unit volume growth and maintain customer satisfaction. Despite a combined investment of $1.5 million for these initiatives, we are targeting net income before non-cash items to increase to $11.0 million to $12.0 million for the fiscal year 2012. Further, we are increasing our expectation of quarterly Telguard unit sales to 20,000 - 30,000, throughout fiscal 2012.

(Emphasis added).

41.                            Fiscal 2012 was even better than 2011, exceeding Telular’s own guidance at times. On November 6, 2012, the Company announced its fourth quarter and full year 2012 financial results, citing $79.8 million in revenues for the full year 2012, a 24% increase compared to the prior year period. The Company also reported achieving record adjusted EBITDA of $17.8 million for the full year, and declared a 9% increase in the regular quarterly dividend to $0.12 per share. This was the second consecutive year since the initiation of a regular quarterly dividend that the Board has approved an increase in the dividend. The Company also announced an increase to its fiscal year 2013 adjusted EBITDA guidance to $23.5 - $25.5 million, representing a 32-43% increase over fiscal 2012.

42.                            Commenting on these record results, Defendant Beatty stated:

We are delighted with the strong revenue growth we achieved in the fourth quarter and for the full year. During the quarter, we grew our event monitoring service revenues 23% over the prior year period and exceeded the high-end of our Telguard unit sales guidance due to continued strong demand for our new Telguard products for 3G and 4G networks. Based on the momentum we are seeing in our business, we are announcing fiscal year 2013 Adjusted EBITDA guidance of $23.5 - $25.5 million, as well as increasing the range of our Telguard sales guidance to 30,000 to 40,000 units each quarter during fiscal year 2013.

(Emphasis added).

43.                            Telular opened fiscal 2013 just as it ended fiscal 2012. On January 31, 2013, the Company announced its 1Q2013 financial results, citing $24.8 million in revenue, an 80.8% increase compared to 1Q2012, and $2.2 million net income, a 35.2% increase over the prior year period.

44.                            Commenting on the 1Q2013 results, Defendant Beatty stated:

We had a strong start to 2013, as our business units combined to deliver strong growth in Adjusted EBITDA during the first quarter. Looking ahead, we have a very well defined growth strategy centered on releasing key service enhancements during the year and leveraging these new services to improve our market position in each line of business.

(Emphasis added).

45.                            Charak reiterated Telular’s guidance for fiscal 2013, stating:

Based on our strong results this quarter and the high visibility in our recurring revenue model, we are reiterating our guidance for fiscal year 2013 Adjusted EBITDA of $23.5 - $25.5 million. We remain dedicated to generating operating cash flow and delivering a regular, quarterly dividend to our shareholders.

(Emphasis added).

46.                            On May 2, 2013, the Company announced its 2Q2013 financial results, citing $24.8 million in revenue, as compared to the $19.8 million in revenue the Company reported in 2Q2012, and pre-tax income of $3.1 million, an increase of over the pre-tax income of $1.9 million reported for the prior year period.

47.                            Critically, the Company also confirmed in its May 2, 2013, 2Q2013 press release that, pursuant to the terms of the Merger Agreement, Telular would not be issuing its regular quarterly dividend to its shareholders. Indeed, the Board declared a quarterly dividend of $0.12 per share on its common stock the previous two quarters. Based on these recent regular quarterly dividends declared by the Board, Telular shareholders would have expected to receive a quarterly cash dividend from the Company valued at a total of over $2 million, which would have been payable in May 2013. By agreeing not to issue the regular quarterly dividend, the Board valued the preservation of cash for ACP above the interests of Telular’s shareholders.

The Financially Unfair Proposed Transaction

48.                            Despite its consistent record financial performance and promise for accelerating growth, the Individual Defendants agreed to enter into the Proposed Transaction. In a joint press release dated April 29, 2013 (the “Press Release”), the Company and ACP announced that they had entered into the Merger Agreement, pursuant to which an entity controlled by ACP will promptly commence a tender offer to purchase any or all of the outstanding shares of Telular common stock for $12.61 net in cash, for a total of approximately $253 million, including the assumption of $18.5 million in net debt. The Press Release stated in pertinent part:

CHICAGO, IL, NEW YORK, NY—Telular Corporation (NASDAQ: WRLS) (“Telular”) and Avista Capital Partners (“Avista”) today jointly announced that they have entered into a definitive agreement providing for the acquisition of Telular for $12.61 per share net in cash and approximately $18.5 million in assumed net debt, or approximately $253 million in total consideration. The purchase price represents a 31% premium to the closing share price on April 26, 2013, the last full trading day before today’s announcement, and a 27% premium to the 60-day average share price. The proposed acquisition has fully committed financing and is currently expected to close within 50-75 days.

“This announcement represents a very positive event for our shareholders,” said Joe Beatty, chief executive officer of Telular. “We are proud of our nineteen years as a public company, during which we believe we have served our shareholders well, and the partnership with Avista will allow the Company to expand and build on its success to date. For our customers, we will continue to deliver the best remote wireless monitoring and tracking solutions available in the markets we serve,” concluded Mr. Beatty.

Brendan Scollans, Partner at Avista, said, “Telular’s strong position in three rapidly growing machine-to-machine communications end markets and compelling recurring revenue business model make it a highly attractive platform for Avista. We are looking forward to working with Telular’s talented management team to drive the next phase of the Company’s growth both organically and through acquisitions.”

Under the terms of the definitive agreement, an entity controlled by Avista will promptly commence a tender offer to purchase any or all of the outstanding shares of Telular common stock for $12.61 net in cash. The closing of the tender offer is subject to customary terms and conditions, including the tender of at least two-thirds of Telular’s outstanding shares of common stock, the expiration or termination of the waiting period under the Hart Scott Rodino Antitrust Improvement Act of 1976, and the receipt of any applicable consents or approvals from the Federal Communications Commission.

The definitive agreement also provides for the parties to effect, subject to customary conditions, a “short-form” merger without a meeting of Telular’s shareholders immediately following the completion of the tender offer, which merger would result in all shares not tendered being converted into the right to receive $12.61 per share net in cash, without interest.

The Board of Directors of Telular has unanimously approved the proposed acquisition by Avista and recommends that Telular shareholders tender their shares in the forthcoming tender offer. Mr. Beatty will remain as president and CEO until the closing of the proposed acquisition.

* * *

49.                            Given the Company’s recent performance and future prospects, the consideration Telular public stockholders are to receive is inadequate. Indeed, the strong growth experienced by Telular is consistent with the explosion in secular demand and unit growth that the M2M communications industry as a whole is experiencing. If anything, this industry growth appears to be accelerating during recent years despite overall weak economic conditions.

50.                            In addition, the market agrees that the consideration offered in the Proposed Transaction is insufficient. Following the announcement of the Proposed Transaction, Telular shares surged to $13.01, well above the consideration offered in the Proposed Transaction. This is strong evidence that investors recognize that the intrinsic value of the Company is much greater than the $12.61 per share offered by ACP.

51.                            Analysts have also shown an interest in Telular and displayed bullish sentiments. Loewen, Ondaatje, McCutcheon Limited issued a “buy” recommendation with a target of $18.50 on February 27, 2013, and Imperial Capital LLC has a target of at least $13.00 per share since April 3, 2013.

52.                            Telular was picked as one of five dividend picks in a February 25, 2013 Seeking Alpha article titled “5 Dividend Picks From One Of The Best Equity Income Funds” stating that Telular has a dividend yield of 4.5% and a payout ratio of 98% of the current-year consensus EPS estimate and 71% of trailing free cash flow; that the Company has had “25 consecutive quarters of profitability,” that it generates sufficient free cash flow and has a relatively high free cash flow conversion rate of 111%, based on the trailing twelve months.

53.                            As mentioned herein, Telular stock price has been steadily increasing over the past few years, from closing at $2.79 on July 27, 2010 to closing at $11.34 on February 1, 2013, an increase of more than 406% in a little over two and a half years.

54.                            Moreover, the Company’s strong financial results have benefited from several recent strategic acquisitions. In January 2011 Telular acquired the SMARTank line of business from SMARTLogix, Inc. an aggregate purchase price of approximately $7.9 million, placing Telular in a direct relationship with a significant number of new clients, which had the effect of increasing TankLink units’ average unit selling price by 31% while increasing unit sales by over 33% from fiscal 2010 to fiscal 2011. On February I, 2012 Telular acquired SkyBitz, Inc., a leading provider of mobile resource management solutions focusing on tracking and management of truck trailers, intermodal containers, sea-going containers, rail cars, power generators and rental equipment, for approximately $43 million. However, the value of Telular’s recent strategic acquisitions is not properly reflected in the price contemplated by Proposed Transaction.

55.                            According to the Press Release, the purchase price of $12.61 per share represents a 31% premium to the closing share price on April 26, 2013, the last full trading day before the Proposed Transaction announcement, and a 27% premium to Telular’s 60-day average share price. However, the offered price also represents a minimal 11.2% premium to the Company’s recent high of $11.34 per share, less than three months before the announcement of the Proposed Transaction.

56.                            Moreover, the Proposed Transaction compares unfavorably to recent comparable transactions. According to Bloomberg, the average valuation multiple to EBITDA was 25.29 in recent comparable transactions, yet the Proposed Transaction values Telular at only 12.47 times EBITDA.

57.                            Considering Telular’s recent financial and operating performance, tremendous potential, and analysts’ recommendations, the consideration offered to Telular’s stockholders in the Proposed Transaction is inadequate.

58.                            The Individual Defendants’ failure to reject the inadequate offered price evidences their disregard for ensuring that Telular stockholders receive adequate value for their stock. By failing to reject the Proposed Transaction outright, the Individual Defendants have artificially depressed the value of Telular stock, thereby depriving Plaintiff and the Class of the right and opportunity to receive the maximum value for their Telular shares.

The Board Acquiesces to Unreasonable Deal Protection Devices and a Favorable Top-Up Option

59.                            The terms of the Merger Agreement were designed to deter competing bids and prevent the Telular Board members from exercising their fiduciary duty to obtain the best possible price for Telular public shareholders.

60.                            The Merger Agreement contains unreasonable deal protection devices which substantially increase the likelihood that the Proposed Transaction will be consummated, leaving Telular’s shareholders with no meaningful change of control premium for their shares. When viewed collectively, these provisions, which are detailed below, further the personal interests of ACP to the detriment of Telular’s shareholders and cannot represent a justified, appropriate or proportionate response to any threat posed by a potential third party bidder.

61.                            By way of example, §7.03 of the Merger Agreement includes a “no solicitation” provision barring the Board and any Company personnel from attempting to procure a price in excess of the amount offered by ACP, following a 30-day “go-shop” period. This section also demands that the Company terminate any and all prior or on-going discussions with other potential suitors, with certain exceptions. Despite the fact that they have locked up the Company and bound it to not solicit alternative bids, the Merger Agreement provides other ways that guarantee the only suitor will be ACP.

62.                            Pursuant to §7.03(c) and §7.03(d) of the Merger Agreement, should an unsolicited bidder arrive on the scene or talks with a bidder found during the “go-shop” period continue, the Company must notify ACP of such bidder’s offer. Thereafter, should the Board determine that the third party offer is superior, ACP is granted, pursuant to §7.03(e) of the Merger Agreement, four business days as a “last look” to amend the terms of the Merger Agreement to make a counter-offer that only needs to be at least as favorable to the Company’s shareholders as the third party offer so that the alternative proposal is no longer considered a superior proposal. ACP is able to match the third party offer because it is granted unfettered access to the third party offer, in its entirety, eliminating any leverage that the Company has in receiving such third party offers. In other words, the Merger Agreement gives ACP access to any rival bidder’s information and allows ACP a free right to top any superior offer. Accordingly, no rival bidder is likely to emerge and act as a stalking horse for ACP, because the Merger Agreement unfairly assures that any “auction” will favor ACP and piggy-back upon the due diligence of the foreclosed third party bidder.

63.                            In addition, should a third party bidder overcome the “last look,” §12.04(b) of the Merger Agreement provides that a termination fee of K2 million (or $4.1 million if the third party bidder is found during the “go-shop” period) must be paid to ACP by Telular if the Company decides to pursue the third party offer before the consummation of the Proposed Transaction, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer, regardless of whether the offer is made during the “go-shop” period or thereafter.

64.                            Finally, ACP is also the beneficiary of a “Top-Up” provision that ensures that ACP gains the shares necessary to effectuate a short-form merger. Pursuant to §2.03 of the Merger Agreement, if ACP receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger without the approval of Telular’s remaining shareholders. In the event ACP fails to acquire the 90% required, the Merger Agreement contains a “Top-Up” provision that grants ACP an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger, thereby allowing the Company to squeeze out dissenting shareholders without conducting a shareholder vote on the Proposed

Transaction. The “Top-Up” provision essentially renders the merger a fait accompli and eliminates the possibility that any alternate bidder can mount a serious challenge to ACP’s position.

65.                            Ultimately, the “no solicitation” clause and the “last look” provision coupled with the termination fee illegally restrain the Individual Defendants” ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to a third party written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. These provisions, coupled with the “Top-Up” provision, also discourage any likely alternate bidder from incurring the direct and indirect costs of getting involved in the sales process.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

66.                            By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Telular and owe them, as well as the Company, a duty of highest good faith, fair dealing and loyalty, as well as a duty to maximize shareholder value.

67.                            Where the officers and/or directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; (ii) a breakup of the corporation’s assets; or (iii) sale of the corporation, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Directors and/or officers may not take any action that:

(a)                               adversely affects the value provided to the corporation’s shareholders;

(b)                              favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c)                               contractually prohibits them from complying with their fiduciary duties;

(d)                             will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e)                               will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

68.                            In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Telular, are obligated to refrain from:

(a)                               participating in any transaction where the directors or officers’ loyalties are divided;

(b)                              participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c)                               unjustly enriching themselves at the expense or to the detriment of the public shareholders.

69.                            Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and care owed to Plaintiff and other public shareholders of Telular, or are aiding and abetting others in violating those duties.

CLAIM FOR RELIEF

COUNT I
Breach of Fiduciary Duty — Failure to Maximize Shareholder Value
(Against All Individual Defendants)

70.                            Plaintiff repeats all previous allegations as if set forth in full herein.

71.                            As directors of Telular, the Individual Defendants stand in a fiduciary relationship to Plaintiff and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize Telular’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

72.                            As discussed herein, the Individual Defendants have breached their fiduciary duties to Telular shareholders by failing to maximize shareholder value.

73.                            As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Telular’s assets and will be prevented from benefiting either from a value-maximizing transaction or from the future growth of Telular as a stand-alone entity.

74.                            Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

75.                            Plaintiff and the Class have no adequate remedy at law.

COUNT II
Aiding and Abetting Breach of Fiduciary Duty
(Against Telular and ACP)

76.                            Plaintiff repeats all previous allegations as if set forth in full herein.

77.                            Defendants Telular and ACP aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of the Company, including Plaintiff and the Class.

78.                            The Individual Defendants owed to Plaintiff and the members of the Class certain fiduciary duties as fully set out herein. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to Plaintiff and the members of the Class.

79.                            Telular and ACP knowingly colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breach of fiduciary duties owed to Plaintiff and the members of the Class.

80.                            As a result, Plaintiff and the Class members are being harmed.

81.                            Plaintiff and the Class have no adequate remedy at law.

WHEREFORE. Plaintiff demands judgment against Defendants jointly and severally, as follows:

(A)                          Declaring that this action may be maintained as a class action and certifying Plaintiff as the Class representative and Plaintiff’s counsel as Class counsel;

(B)                           Declaring that the Proposed Transaction is unfair, unjust and inequitable to Plaintiff and the other members of the Class;

(C)                           Enjoining Defendants from taking any steps necessary to accomplish or implement the Proposed Transaction at a price that is not fair and equitable;

(D)                          In the event Defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiff and the Class;

(E)                            Directing Defendants to account to Plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

(F)                             Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’, accountants’, and experts’ fees; and

(G)                          Granting such other and further relief as may be just and proper.

Dated: May 6, 2013

Respectfully submitted,

Patrick V. Dahlstrom (#38570)
Firm ID: 38571
POMERANTZ GROSSMAN HUFFORD DAHLSTROM & GROSS LLP
10 South LaSalle Street, Suite 3505
Chicago, IL 60603
(312) 377-1181

Attorneys for Plaintiff

OF COUNSEL

POMERANTZ GROSSMAN HUFFORD DAHLSTROM & GROSS LLP
Gustavo F. Bruckner
Ofer Gavot
600 Third Avenue
New York, NY 10016

(212) 661-1100